# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Standard BioTools Inc., CIK 0001162194
CUSIP: 34385P108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2 Tower Place, Suite 2000, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 11/25/2025
Filed by CIK 0001534261
Persons authorized to receive notices and communications: Eli Casdin, Casdin Capital, LLC, 1350 Avenue of the Americas, Suite 2600, New York, New York (NY), 10019, 1-212-897-5430

## Reporting persons
- Casdin Capital, LLC (CIK 0001534261): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 88,433,856; sole dispositive power 0; shared dispositive power 88,433,856; aggregate amount beneficially owned 88,433,856 (22.9% of the class)
- Casdin Private Growth Equity Fund II, L.P. (CIK 0001891102): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 13,939,637; sole dispositive power 0; shared dispositive power 13,939,637; aggregate amount beneficially owned 13,939,637 (3.6% of the class)
- Casdin Private Growth Equity Fund II GP, LLC (CIK 0001919480): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,939,637; sole dispositive power 0; shared dispositive power 13,939,637; aggregate amount beneficially owned 13,939,637 (3.6% of the class)
- Casdin Partners Master Fund, L.P. (CIK 0001534265): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 71,750,000; sole dispositive power 0; shared dispositive power 71,750,000; aggregate amount beneficially owned 71,750,000 (18.7% of the class)
- Casdin Partners GP, LLC (CIK 0001534260): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 71,750,000; sole dispositive power 0; shared dispositive power 71,750,000; aggregate amount beneficially owned 71,750,000 (18.7% of the class)
- Eli Casdin (CIK 0001534264): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 5,008,931; shared voting power 88,433,856; sole dispositive power 5,008,931; shared dispositive power 88,433,856; aggregate amount beneficially owned 93,442,787 (24.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Standard BioTools Inc.
Address of issuer's principal executive offices: 2 Tower Place, Suite 2000, South San Francisco, California (CA), 94080
Comment: The name of the issuer is Standard BioTools Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2 Tower Place, Suite 2000, South San Francisco, California 94080. This Schedule 13D amendment relates to the Issuer's Common Stock, $0.001 par value per share (the "Shares").

## Item 2. Identity and Background
Name of person filing: (a), (f) This Schedule 13D is being filed by Casdin Capital, LLC, a Delaware limited liability company ("Casdin"), Casdin Private Growth Equity Fund II, L.P., a Delaware limited partnership ("Casdin PGEII"), Casdin Private Growth Equity Fund II GP, LLC, a Delaware limited liability company ("Casdin PGEII GP"), Casdin Partners Master Fund L.P., a Cayman Islands exempted limited partnership ("Casdin PMF"), Casdin Partners GP, LLC, a Delaware limited liability company ("Casdin GP"), and Eli Casdin, a United States citizen (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.
Present principal occupation or employment: The principal business of Casdin is serving as an investment adviser to its clients. The principal business of Casdin GP and Casdin PGEII GP is serving as the general partner to certain private funds. Casdin is the investment manager to Casdin PMF and Casdin PGEII. Casdin GP is the general partner of Casdin PMF, and Casdin PGEII GP is the general partner of Casdin PGEII. The principal business of Casdin PMF and Casdin PGEII is purchasing, holding and selling securities for investment purposes.
Criminal convictions in the last five years: (d), (e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 23, 2022, the Issuer agreed to issue and sell (a) 78,750 shares of Series B-1 Convertible Preferred Stock ("Series B-1 Preferred Stock") to Casdin PMF in exchange for cash consideration of $78,750,000 and (b) 33,750 shares of Series B-1 Preferred Stock to Casdin PGEII in exchange for cash consideration of $33,750,000. Pursuant to the Loan Agreement (defined below), (i) Casdin PMF provided a term loan to the Issuer in an aggregate original principal amount of $8,750,000 and (ii) Casdin PGEII provided a term loan to the Issuer in an aggregate original principal amount of $3,750,000. Upon the issuance of the Series B-1 Preferred Stock pursuant to the Stock Purchase Agreement (as defined below), (A) the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PMF under the Loan Agreement was automatically converted into 10,696 shares of Series B-1 Preferred Stock and (B) the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PGEII under the Loan Agreement was automatically converted into 4,584 shares of Series B-1 Preferred Stock, in each case in accordance with the terms of the Loan Agreement.

Casdin PGEII and Casdin PMF used working capital to fund the term loan and purchase of the Series B-1 Preferred Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Eli Casdin is a member of the Board of Directors of the Issuer.

The Reporting Persons have acquired their shares of the Issuer for investment purposes. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investments in the Issuer.

On January 5, 2024, the Issuer completed the previously announced merger pursuant to the Agreement and Plan of Merger, dated as of October 4, 2023 (the "Merger Agreement"), by and among the Issuer, SomaLogic, Inc., a Delaware corporation ("SomaLogic"), and Martis Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub merged with and into SomaLogic, with SomaLogic surviving as a wholly owned subsidiary of the Issuer (the "Merger").

At the consummation of the Merger, each issued and outstanding share of common stock of SomaLogic, par value $0.0001 per share ("SomaLogic Common Stock"), was converted into the right to receive 1.11 (the "Exchange Ratio") Shares, and cash in lieu of fractional shares.

In addition, as of the effective time of the Merger, the Issuer assumed each SomaLogic stock incentive plan, each outstanding option to purchase shares of SomaLogic Common Stock (the "Options") and each outstanding restricted stock unit convertible into shares of SomaLogic Common Stock (the "RSUs," and together with the Options, the "Equity Awards"), whether vested or unvested. Each such Equity Award assumed by the Issuer will continue to have, and be subject to, the same terms and conditions applicable to such Equity Award immediately prior to the effective time of the Merger, except that (A) each such Option will be exercisable for that number of Shares equal to the number of shares of SomaLogic Common Stock subject to such Option immediately prior to the effective time of the Merger multiplied by the Exchange Ratio and rounded down to the next nearest Share, (B) the exercise price per share will be the exercise price per share in effect for that Option immediately prior to the effective time of the Merger divided by the Exchange Ratio and rounded up to the next nearest cent and (C) each such RSU will vest for that number of Shares equal to the number of shares of SomaLogic Common Stock subject to such RSU immediately prior to the effective time of the Merger multiplied by the Exchange Ratio and rounded to the next nearest Share.

In addition, as of the effective time of the Merger, each SomaLogic warrant, each exercisable for one share of SomaLogic Common Stock, shall be treated in accordance with its terms.

The description of the Merger Agreement and related transactions (including, without limitation, the Merger) is subject and qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated herein by reference to Exhibit 2.1 of the 8-K filed by the Issuer on January 5, 2024.

Except as set forth in this Schedule 13D, none of the Reporting Persons have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities and (v) other relevant factors.

Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or contracts by which it is bound) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Common Stock or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, "Issuer Securities"), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, (D) pledge Issuer Securities to secure obligations of the Reporting Persons and/or (E) encourage (including, without limitation, through any designated or nominated member of the Issuer's board of directors (the "Board of Directors") and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Issuer's capitalization or dividend policy, (iii) changes to the present Board of Directors, including changes to the number or term of members of the Board of Directors or filling existing vacancies on the Board of Directors, (iv) changes to the Issuer's by-laws and (v) other changes to the Issuer's business or structure.

For avoidance of doubt, the Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (e) As of the date hereof, Casdin may be deemed to be the beneficial owner of 88,433,856 Shares, constituting 22.9% of the Shares, based upon 384,565,414* Shares outstanding.

Casdin has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 88,433,856 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and had the shared power to dispose or direct the disposition of 88,433,856 Shares.

As of the date hereof, Casdin PGEII and Casdin PGEII GP may be deemed to be the beneficial owners of 13,939,637 Shares, constituting 3.6% of the Shares, based upon 384,565,414* Shares outstanding. As of the date hereof Casdin PGEII and Casdin PGEII GP have ceased to be the beneficial owners of more than five percent of the Shares.

Casdin PGEII and Casdin PGEII GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 13,939,637 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 13,939,637 Shares.

As of the date hereof, Casdin GP may be deemed to be the beneficial owner of 71,750,000 Shares, constituting 18.7% of the Shares, based upon 384,565,414* Shares outstanding.

Casdin GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 71,750,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and had the shared power to dispose or direct the disposition of 71,750,000 Shares.

As of the date hereof, Casdin PMF may be deemed to be the beneficial owner of 71,750,000 Shares, constituting 18.7% of the Shares, based upon 384,565,414* Shares outstanding.

Casdin PMF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 71,750,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and had the shared power to dispose or direct the disposition of 71,750,000 Shares.

As of the date hereof, Eli Casdin may be deemed to be the beneficial owner of 93,442,787 Shares, constituting 24.2% of the Shares, based upon 386,673,283** Shares outstanding.

Eli Casdin has the sole power to vote or direct the vote of 5,008,931 Shares; has the shared power to vote or direct the vote of 88,433,856 Shares; has the sole power to dispose or direct the disposition of 5,008,931 Shares; and had the shared power to dispose or direct the disposition of 88,433,856 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the 384,565,414 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 4, 2025.

*This outstanding Shares figure reflects the 384,565,414 outstanding Shares as reported in the Form 10-Q filed by the Issuer on November 4, 2025 and 2,107,869 options and warrants held by Eli Casdin.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Stock Purchase Agreement

On January 23, 2022, Casdin PMF and Casdin PGEII entered into the Series B-1 Convertible Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer, pursuant to which the Issuer agreed to issue and sell (a) 78,750 shares of Series B-1 Preferred Stock to Casdin PMF in exchange for cash consideration of $78,750,000 and (b) 33,750 shares of Series B-1 Preferred Stock to Casdin PGEII in exchange for cash consideration of $33,750,000.

Loan Agreement

On January 23, 2022, the Issuer entered into a loan agreement (the "Loan Agreement"), dated and effective as of January 23, 2022, pursuant to which (a) Casdin PMF provided a term loan to the Issuer in an aggregate original principal amount of $8,750,000 and (b) Casdin PGEII provided a term loan to the Issuer in an aggregate original principal amount of $3,750,000.

The loans were fully drawn on January 24, 2022. Upon the issuance of the Series B-1 Preferred Stock pursuant to the Stock Purchase Agreement, the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PMF was automatically converted into 10,696 shares of Series B-1 Preferred Stock and the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PGEII was automatically converted into 4,584 shares of Series B-1 Preferred Stock, in each case in accordance with the terms of the Loan Agreement.

Exchange Agreement

On March 18, 2024, Casdin PMF and Casdin PGEII entered into an exchange agreement (the "Exchange Agreement") with the Issuer, pursuant to which (a) Casdin PMF exchanged 89,446 shares of Series B-1 Preferred Stock for 32,525,821 shares of Common Stock and (b) Casdin PGEII exchanged 38,334 shares of Series B-1 Preferred Stock for 13,939,637 shares of Common Stock

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in Shares

Exhibit C: Series B-1 Convertible Preferred Stock Purchase Agreement, dated as of January 23, 2022, by and among Standard BioTools Inc. (f/k/a Fluidigm Corporation), Casdin Private Growth Equity Fund II, L.P., and Casdin Partners Master Fund, L.P. (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed on January 24, 2022) (File No. 001-34180).

Exhibit D: Series B-1 Loan Agreement, dated as of January 23, 2022, by and among Standard BioTools Inc. (f/k/a Fluidigm Corporation), Casdin Partners Master Fund, L.P., and Casdin Private Growth Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on January 24, 2022) (File No. 001-34180).

Exhibit E: Exchange Agreement, dated as of March 18, 2024, by and among Standard BioTools Inc., Casdin Private Growth Equity Fund II, L.P., Casdin Partners Master Fund, L.P., Viking Global Opportunities Illiquid Investments Sub-Master LP, and Viking Global Opportunities Drawdown (Aggregator) LP (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed on March 18, 2024) (File No. 001-34180).

## Signatures
- Casdin Capital, LLC: /s/ Eli Casdin*, Eli Casdin, Managing Member (11/28/2025)
- Casdin Private Growth Equity Fund II, L.P.: By: Casdin Private Growth Equity Fund II GP, LLC, By: /s/ Eli Casdin*, Eli Casdin, Manager (11/28/2025)
- Casdin Private Growth Equity Fund II GP, LLC: /s/ Eli Casdin*, Eli Casdin, Managing Member (11/28/2025)
- Casdin Partners Master Fund, L.P.: By: Casdin Partners GP, LLC, its general partner, By: /s/ Eli Casdin, Eli Casdin, Managing Member (11/28/2025)
- Casdin Partners GP, LLC: /s/ Eli Casdin*, Eli Casdin (11/28/2025)
- Eli Casdin: /s/ Eli Casdin*, Eli Casdin (11/28/2025)
Comment: * This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).